FIND/SVP, INC.
                           625 Avenue of the Americas
                            New York, New York 10011


                                November 30, 2004

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549


                  Re: Find/SVP, Inc. - Request for Withdrawal Amendment on Form S-2/A to
                           Registration Statement on Form S-2
                           (File No. 333-116019)

Ladies and Gentlemen:

      Find/SVP, Inc., a New York corporation ("Find"), pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, hereby requests that the Securities and Exchange Commission immediately withdraw Find's amendment on Form S-2/A to its Registration Statement on Form S-2 (File No. 333-116019) (the "Registration Statement"), which amendment was filed on November 12, 2004 (Accession No. 0001144204-04-018467). Due to a technical error made during filing, this submission was incorrectly filed as a pre-effective amendment on Form S-2/A rather than as a post-effective amendment on Form POS AM as it should have been. Accordingly, we request that the Form S-2/A be withdrawn. We will be filing subsequently a Post-effective Amendment No. 1 to the Registration Statement on Form POS AM.

      If you have any questions do not hesitate to contact our legal counsel, Mitchell D. Hollander of Kane Kessler, P.C. at (212) 519-5119.

                                                       Very truly yours,

                                                       /s/ David Walke

                                                       David Walke
                                                       Chief Executive Officer